

May 3, 2012

<u>Via E-mail</u>
Wayne Rich
Chief Financial Officer
Prospect Global Resources Inc.
1621 18th Street
Suite 260
Denver, CO 80202

>   **Re: Prospect Global Resources Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-3**
>   **Filed April 19, 2012**
>   **File No. 333-180492**

Dear Mr. Rich:

We have limited our review of your registration statement to those issues we have addressed in our comments.

<u>General</u>

1. We note your response to comment one in our letter dated April 18, 2012. We further note additional references to "other securities" throughout your registration statement. If true, please disclose in your registration statement that your references to "other securities" in footnote five to the Registration Fee Table, Description of Preferred Stock, Description of Warrants, Description of Purchase Contracts, Description of Rights, and Description of Debt Securities consist of securities that are being registered pursuant to this registration statement or will be registered on a future registration statement.

2. Please also tell us whether the "other securities" consist of third-party securities. On page 26, we note that the debt securities may be convertible into securities of another issuer. For these third-party securities and any third-party securities included in the "other securities," please note that even if you have an exemption available for the offer and sale of these third-party securities, you must you must provide information, possibly including financial statement and non-financial statement disclosures, about the issuer of the underlying securities in your registration statement. Please refer to Compliance and Disclosure Interpretations – Securities Act Sections, Interpretation No. 203.03, available in the Corporation Finance section of our website and the Morgan Stanley & Co., Inc. No-Action Letter (June 24, 1996). If you wish to include the third-party securities, please provide us with your analysis why registration under the Securities Act is not required, and include this third-party information. If you do not wish to offer third-party securities underlying debt securities, please remove the reference from the prospectus.

3. On the prospectus cover page, we note that securities may also be offered for resale and sold under this prospectus by holders of securities. Please note that you must separately register for resale any securities to be offered by selling shareholders. Please revise your registration statement throughout to reflect the resale transaction, including the following:

- list the resale transaction in the fee table by clearly identifying the types of securities that the selling shareholders may offer and the specific amounts of each type of security being registered for resale;
- list the amounts and types of securities the selling shareholders may offer on the prospectus cover page;
- provide descriptions of the securities the selling shareholder may offer pursuant to Item 202(d) of Regulation S-K;
- provide the selling shareholder information pursuant to Item 507 of Regulation S-K;
- describe how the selling shareholders may distribute the securities pursuant to Item 508 of Regulation S-K and state that the selling shareholders may be deemed to be underwriters within the meaning of the Securities Act with respect to the securities they are offering for resale; and
- arrange for counsel to opine on the securities being registered for resale.

Finally, if you choose to omit the identities of the selling shareholders and the amount of securities to be registered on their behalf pursuant to Securities Act Rule 430B, please describe the transactions in which you issued the securities to be resold in materially complete terms, including the dates of the transactions, the purchase price, if any, and the number of securities received. Refer to Compliance and Disclosure Interpretations – Securities Act Rules, Question 228.03, available in the Corporation Finance section of our website and General Instruction II.G to Form S-3.

Exhibit 5.1 – Legal Opinion of Brownstein Hyatt Farber Schreck, LLP

4. We note your response to comment four in our letter dated April 18, 2012; however, we partially reissue the comment. In paragraph 7, please arrange for counsel to opine that the depositary shares will be validly issued.

5. We note your response to comment five in our letter dated April 18, 2012; however, we partially reissue the comment. Please arrange for counsel to remove the entire assumption previously contained in part (c) of paragraph 8. Specifically, we are referring to the phrase "the warrants and the rights that are components of any units constitute legally valid and binding obligations of the company." Please also remove the assumption language "assuming the constituent securities of the Units have been duly authorized …" since this may assume away the common stock opinion.

Please contact Jessica Kane at (202) 551-3235 or Craig Slivka at (202) 551-3729 with other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Jeffrey M. Knetsch (via e-mail)
       Brownstein Hyatt Farber Schreck, LLP